UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-34904

MECOX LANE LIMITED

22nd Floor, Gems Tower, Building 20

No. 487, Tianlin Road

Shanghai 200233

People’s Republic of China

(86-21) 6495 0500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECOX LANE LIMITED

By:	/s/ Paul Bang Zhang
Name:	Paul Bang Zhang
Title:	Chief Financial Officer

Date: March 2, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

Mecox Lane Limited Announces Fourth Quarter and Full Year 2010 Results

Company Beats Top Range of Fourth Quarter Guidance

Full Year 2010 Net Revenues Increased by 28% Year-over-Year

SHANGHAI, China, March 1, 2011 – Mecox Lane Limited (“Mecox Lane” or the “Company”) (Nasdaq: MCOX), which operates one of China’s leading online platforms for apparel and accessories, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2010.

Fourth Quarter 2010 Highlights

•	Net revenues increased by 5.7% year-over-year to $64.2 million from $60.7 million in the year-ago period

•	Net income decreased by 61.7% year-over-year to $1.1 million from $2.9 million in the year-ago period

•	Gross profit[1] decreased by 9.3% year-over-year to $25.2 million from $27.8 million in the year-ago period

Full Year 2010 Highlights

•	Net revenues increased by 28.1% to $227.5 million for the full year 2010 from $177.7 million for the full year 2009

•	Net income decreased by 38.4% to $4.4 million for the full year 2010 from $7.2 million for the full year 2009

•	Gross profit[1] increased by 17.7% to $94.9 million for the full year 2010 from $80.6 million for the full year 2009

“In the fourth quarter of 2010, we saw heavy investments in China’s B2C e-commerce industry, including aggressive advertising and marketing efforts by many of our e-commerce competitors. Such landscape changes have placed huge pressure on our call center business, and also to some extent, on our e-commerce business,” said Mecox Lane’s Director and Chief Executive Officer Alfred Gu.

“While e-commerce will continue to be highly competitive in China, we believe there are tremendous business opportunities in this sector as online sales become an increasingly important consumption pattern in China. A successful vertical e-commerce company, with its strong brand and service platform, will be a very scalable business. We have made strategic plans to focus our business on this business segment and will position ourselves accordingly to compete successfully.”

“Our strengths include our strong branded product offerings, proven logistics network and high quality customer service. We are now enhancing our Internet marketing efforts and will also tailor our product strategies accordingly.” Mr. Gu continued, “In this context, we are therefore very pleased to announce the new strategic partnerships with SINA, a leading online media company and mobile value-added service provider in China, and DongXiang, a leading international sportswear brand enterprise based in China.”

“We plan to work with SINA on many fronts of Internet marketing, leveraging SINA’s strong brand name and Internet marketing expertise to further ramp up Mecox Lane’s Internet platform. Together with DongXiang, we intend to launch a sub-channel dedicated to sportswear on our m18.com website, giving us exposure to the growing online sportswear market in China and also plan to develop a new line of basic style of apparel and accessories. ” (For more information, please see joint news release March 1, 2011.)

Mr. Gu further commented, “Working with our strategic partners, Mecox Lane aims to grow successfully into a leading e-commerce company in China focusing on apparels and accessories. We will offer multiple fashion products, sharpen our Internet marketing and branding efforts, and continuously improve our Internet user experience.”

Mr. Gu concluded, “In order to achieve our goal of establishing a strong market position in the e-commerce business in China and generate long term return, Mecox Lane will focus on Internet sales growth, market share and customer acquisition while spending marketing dollars wisely. We will not try to maximize profitability in the short term. With such strategic focus, we will not make new investments into our call center business. We will also start to explore all strategic options regarding our store-based retail operations.”

Fourth Quarter 2010 Results

Due to the seasonal nature of its business, the Company presents its financial results on a year-over-year basis between the fourth quarter of 2010 and the fourth quarter of 2009 as in the following paragraphs.

Total Net Revenues

Total net revenues were $64.2 million in the fourth quarter of 2010, representing an increase of 5.7% from $60.7 million in the fourth quarter of 2009. The increase in the Company’s net revenues was primarily due to its online business growth.

Online Platform

Net revenues from the online platform were $50.1 million in the fourth quarter of 2010, representing an increase of 18.0% from $42.4 million in the fourth quarter of 2009. The growth in net revenues was primarily contributed by the growth of the Internet business, partly offset by a drop in net revenues from the call center business.

Directly Operated Stores

Net revenues from directly operated stores were $8.2 million in the fourth quarter of 2010, representing a decrease of 37.8% from $13.2 million in the fourth quarter of 2009. The decrease was primarily due to a decline in the number of directly operated stores from an average of 178 stores in the fourth quarter of 2009 to an average of 125 stores in the fourth quarter of 2010. The Company converted 35 directly operated stores into franchised stores during 2010.

Franchised Stores

Net revenues from franchised stores were $5.9 million in the fourth quarter of 2010, representing an increase of 16.5% from $5.1 million in the fourth quarter of 2009. The growth in net revenues was primarily due to an increase in the number of franchised stores in operation from an average of 190 stores in the fourth quarter of 2009 to an average of 328 stores in the fourth quarter of 2010.

Cost of Goods Sold2

Cost of goods sold was $39.0 million in the fourth quarter of 2010, representing an increase of 18.4% from $32.9 million in the fourth quarter of 2009. The increase was primarily due to the increase in the sales of the Company’s online platform.

Gross Profit1 and Gross Margin

Gross profit was $25.2 million in the fourth quarter of 2010, representing a decrease of 9.3% from $27.8 million in the fourth quarter of 2009. Gross margin was 39.3% in the fourth quarter of 2010, compared to 45.8% in the fourth quarter of 2009. The decrease in gross margin was primarily due to the combined effects of (i) the increase in weighting of the Internet business in total net revenues, (ii) an increase in net revenues from third-party branded products, for which the profit margin is lower than for the Company’s own branded products; and (iii) the increased number of franchised stores in operation, where the Company offered a higher average discount rate to its franchisees.

Operating Expenses

Total operating expenses were $24.1 million in the fourth quarter of 2010, remaining substantially unchanged compared to $24.2 million in the fourth quarter of 2009.

Selling, general and administrative expenses were $23.5 million in the fourth quarter of 2010, representing an increase of 1.3% from $23.2 million in the fourth quarter of 2009.

Depreciation and amortization expenses were $1.1 million in the fourth quarter of 2010, representing an increase of 7.5% from $1.0 million in the fourth quarter of 2009.

Income from Operations and Operating Margin

Income from operations was $1.1 million in the fourth quarter of 2010, representing a decrease of 69.7% from $3.6 million in the fourth quarter of 2009. Operating margin was 1.7% in the fourth quarter of 2010, compared to 6.0% in the fourth quarter of 2009.

Net Income and Earnings per ADS

Net income was $1.1 million in the fourth quarter of 2010, representing a decrease of 61.7% from $2.9 million in the fourth quarter of 2009. Non-GAAP net income3 was $2.0 million in the fourth quarter of 2010, representing a decrease of 46.1% from $3.7 million in the fourth quarter of 2009. Diluted earnings per American depositary share (“ADS”) attributable to Mecox Lane shareholders was $0.018 in the fourth quarter of 2010. One ADS represents seven ordinary shares.

Cash and short-term investments

As of December 31, 2010, Mecox Lane had cash and cash equivalents totaling $86.0 million, compared to $18.8 million as of December 31, 2009. Short-term investments on December 31, 2010 were $30.2 million compared to $7.3 million as of December 31, 2009, all of which are structured term bank deposits.

Full Year 2010 Results

Total Net Revenues

Total revenues for the full year 2010 were $227.5 million, representing an increase of 28.1% from $177.7 million for the full year 2009. The increase in the Company’s net revenues was primarily due to its online business growth.

Online Platform

Net revenues from the online platform were $178.8 million for the full year 2010, representing an increase of 38.2% from $129.4 million for the full year 2009. The growth in net revenues was contributed by the growth of the Internet business, partly offset by a drop in revenues from the call center business.

Directly Operated Stores

Net revenues from directly operated stores were $30.7 million for the full year 2010, representing a decrease of 17.9% from $37.4 million for the full year 2009. The decrease was primarily due to a decline in the number of directly operated stores in operation from an average of 157 stores in 2009 to an average of 151 stores in 2010. The Company converted 35 directly operated stores into franchised stores during 2010.

Franchised Stores

Net revenues from franchised stores were $18.1 million for the full year 2010, representing an increase of 65.1% from $10.9 million for the full year 2009. The growth in net revenues was primarily due to an increase in the number of franchised stores in operation from an average of 99 stores in 2009 to an average of 304 stores in 2010.

Cost of Goods Sold2

Cost of goods sold was $132.6 million for the full year 2010, an increase of 36.7% from $97.1 million for the full year 2009. The increase was primarily due to online business growth.

Gross Profit1 and Gross Margin

Gross profit for the full year 2010 was $94.9 million, representing an increase of 17.7% from $80.6 million for the full year 2009. Gross margin was 41.7% for the full year 2010, compared to 45.4% for the full year 2009. The decrease in gross margin was primarily due to the combined effects of (i) increase in the weighting of the Internet business in total net revenues, (ii) an increase in net revenues from third-party branded products, for which the profit margin is lower than for the Company’s own branded products; and (iii) the increased number of franchised stores in operation, where the Company offered a higher average discount rate to its franchisees.

Operating Expenses

Total operating expenses were $89.9 million for the full year 2010, representing an increase of 25.2% from $71.8 million for the full year 2009.

Selling, general and administrative expenses were $86.2 million for the full year 2010, representing an increase of 25.9% from $68.5 million for the full year 2009. The increase was primarily due to the Company enhanced advertising efforts and increased labor expenses.

Depreciation and amortization expenses were $4.5 million for the full year 2010, an increase of 24.2% from $3.5 million for the full year 2009. The increase was primarily due to investments in the logistics centers and investments in the Internet platform infrastructure.

Income from Operations and Operating Margin

Income from Operations and Operating Margin

Income from operations for the full year 2010 was $5.0 million, representing a decrease of 43.5% from $8.8 million for the full year 2009. Operating margin for the full year 2010 was 2.2%, compared to 4.9% for the full year 2009.

Net Income and Earnings per ADS

Net income was $4.4 million for the full year 2010, representing a decrease of 38.4% from $7.2 million in 2009. Non-GAAP net income was $7.8 million for the full year 2010, representing a decrease of 20.9% from $9.9 million for the full year 2009. Diluted earnings per American depositary share (“ADS”) attributable to Mecox Lane shareholders was $0.059 for the full year 2010. One ADS represents seven ordinary shares.

Business Outlook

The Company estimates that for the full year of 2011, its total Internet revenue will achieve year-on-year growth of 40%.

The above estimates are the Company’s preliminary view and are subject to change.

Conference Call Information

Mecox Lane management will hold an earnings conference call at 9:00 p.m. U.S. Eastern Standard Time on March 1, 2011 (10:00 a.m. Shanghai/Hong Kong Time on March 2, 2011) to discuss results and highlights from the quarter and answer questions. A brief presentation to accompany the earnings call will be available on the Company’s website, http://ir.m18.com, at 7:30 p.m. U.S. Eastern Time on March 1, 2011 (8:30 a.m. Shanghai/Hong Kong Time on March 2, 2011)

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-866-242-1388
International:	+61-288-236-760
Hong Kong:	+852-2759-8661
Passcode:	45656275

Additionally, an archived webcast of this call will be available on the Investor Relations section of Mecox Lane’s website at http://ir.m18.com.

About Mecox Lane Limited

Mecox Lane Limited (Nasdaq: MCOX) operates China’s leading online platform for apparel and accessories as measured by revenues in 2009. The Company offers a wide selection of fashion products through its www.m18.com e-commerce website and physical store network. Product offerings include apparel and accessories, home products, beauty and healthcare products and other products, under the Company’s own proprietary brands, such as Euromoda and Rampage, as well as under selected third-party brands, including established international and Chinese brands in addition to independent and emerging brands. For more information on Mecox Lane, please visit http://ir.m18.com.

The Mecox Lane Limited logo is available at

http://www.globenewswire.com/newsroom/prs/?pkgid=8200

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may”, “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims”, “estimates,” “confident”, “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s registration statement on Form F-1 filed with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Mecox Lane’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Mecox Lane uses in this press release non-GAAP net income, which excludes share-based compensation expenses. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Mecox Lane believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Mecox Lane’s historical performance and assists management’s financial and operational decision making. A limitation of using the non-GAAP financial measure is that share-based compensation expenses are recurring expenses that will continue to exist in Mecox Lane’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP measure. The accompanying table has more details on the reconciliation between the non-GAAP financial measure and its most directly comparable GAAP financial measure.

[1]	Gross profit excludes the impact of depreciation and amortization expenses.
[2]	Cost of Goods sold excludes depreciation and amortization expenses.
[3]

Non-GAAP net income excludes share-based compensation expenses. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and the accompanying table of “Mecox Lane Limited - Consolidated Statement of Operations Information - Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

Mecox Lane Limited

Consolidated Balance Sheet Information

	December 31, 2009	December 31, 2010
	$	$
ASSETS
Current assets:
Cash and cash equivalents	18,757,853	86,011,952
Short-term investments	7,322,363	30,199,200
Accounts receivable, net of allowances of $101,878 and $77,338 as of December 31, 2009 and December 31, 2010, respectively	1,925,924	1,487,298
Other receivables	4,118,038	9,662,105
Advances to suppliers and prepaid expenses	1,585,946	1,410,510
Merchandise inventories	19,237,919	35,809,524
Deferred tax assets—current portion	1,586,694	1,672,078

Total current assets	54,534,737	166,252,667
Property and equipment, net	6,661,692	8,696,636
Intangible asset, net	882,953	1,283,370
Deferred tax assets—long term portion	118,088	1,271,691
Other non-current assets	870,813	439,798

TOTAL ASSETS	63,068,283	177,944,162

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)
Current liabilities:
Accounts payable	19,533,202	24,117,767
Advances from customers	5,146,785	5,839,069
Amount due to related parties	175,741	8,529
Accrued expenses	7,779,932	6,553,143
Other current liabilities	3,200,162	4,311,094
Income tax payable	1,920,342	1,429,415

Total current liabilities	37,756,164	42,259,017

Mezzanine equity:
Convertible non-redeemable preference shares
Series B preference shares ($0.0001 par value; 8,600,000 shares authorized; 8,551,400 shares issued and outstanding as of December 31, 2009 and nil as of December 31, 2010)	18,476,503	—
Series C preference shares ($0.0001 par value; 1,450,000 shares authorized; 1,441,024 shares issued and outstanding as of December 31, 2009 and nil as of December 31, 2010)	3,113,535	—
Series D preference shares ($0.0001 par value; 1,750,000 shares authorized; 1,733,832 shares issued and outstanding as of December 31, 2009 and nil as of December 31, 2010)	3,764,188	—
Redeemable noncontrolling interests	25,000	25,000

Equity (deficit):
Ordinary shares ($0.0001 par value; 390,000,000 and 10,000,000,000 shares authorized, 209,230,993 and 405,192,257 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	20,923	40,519
Additional paid-in capital	29,116,169	159,437,097
Accumulated deficit	(30,654,082)	(26,223,473)
Accumulated other comprehensive income	1,349,883	2,292,147

Total Mecox Lane Limited equity	(167,107)	135,546,290
Noncontrolling interests	100,000	113,855

Total equity (deficit)	(67,107)	135,660,145

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)	63,068,283	177,944,162

Mecox Lane Limited

Consolidated Statement of Operations Information

	Three-month Periods Ended December 31		Year Ended December 31
	2009	2010	2009	2010
	$	$	$	$

Net revenues:
Online platform	42,448,508	50,073,321	129,362,292	178,768,558
Directly operated stores	13,177,051	8,192,719	37,387,809	30,709,926
Franchised stores	5,071,572	5,906,110	10,939,090	18,062,814

Total net revenues	60,697,131	64,172,150	177,689,191	227,541,298

Cost of goods sold (excluding depreciation and amortization)
Online platform	23,865,039	31,444,457	74,490,208	107,388,996
Directly operated stores	5,821,810	3,525,662	16,055,383	13,521,818
Franchised stores	3,216,029	3,982,763	6,511,990	11,730,807

Total cost of goods sold (excluding depreciation and amortization)	32,902,878	38,952,882	97,057,581	132,641,621

Operating expenses:
Selling, general and administrative expenses	23,244,311	23,541,910	68,504,581	86,244,899
Depreciation and amortization	1,008,198	1,083,752	3,598,498	4,468,527
Other income, net	(73,527)	(500,439)	(254,312)	(774,986)

Total operating expenses	24,178,982	24,125,223	71,848,767	89,938,440

Income from operations	3,615,271	1,094,045	8,782,843	4,961,237
Interest income	91,572	243,750	351,496	440,875

Income before income taxes	3,706,843	1,337,795	9,134,339	5,402,112
Income tax expense	782,349	217,942	1,922,118	957,648

Net income	2,924,494	1,119,853	7,212,221	4,444,464

Earnings per ordinary share:
Basic	0.009	0.003	0.022	0.010

Diluted	0.008	0.003	0.022	0.008
Earnings per ADS
Basic	0.062	0.020	0.153	0.073
Diluted	0.054	0.018	0.152	0.059
Weighted average ordinary shares used in per share calculation
Basic	205,381,732	350,765,485	205,381,732	242,026,404
Diluted	359,301,052	440,576,787	332,293,300	396,873,164

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
Non-GAAP net income (1)	3,709,781	1,997,898	9,853,166	7,790,360

Note (1) We define non-GAAP net income, a non-GAAP financial measure, as net income excluding share-based compensation expenses. We review non-GAAP net income together with net income to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash sharebased compensation expenses, which have been and will continue to be significant recurring expenses in our business. However, the use of non-GAAP net income has material limitations as an analytical tool. One of the limitations of using non-GAAP net income is that it does not include all items that impact our net income for the period. In addition, because non-GAAP net income is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP net income in isolation from or as an alternative to net income prepared in accordance with U.S. GAAP.

The following table sets forth the reconciliation of non-GAAP net income, a non-GAAP financial measure, from net income, our most directly comparable financial measure presented in accordance with U.S. GAAP, for the periods indicated.

	Three-month Periods Ended December 31		Year Ended December 31
	2009	2010	2009	2010
	$	$	$	$
Net income	2,924,494	1,119,853	7,212,221	4,444,464
Add back: Share-based compensation expenses	785,287	878,045	2,640,945	3,345,896

Non-GAAP net income	3,709,781	1,997,898	9,853,166	7,790,360

For investor and media inquiries please contact:

In China:

Phili Xu

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@m18.com

Candice Sun

Ogilvy Financial, Beijing

Tel: +86-10-8520-6524

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com